UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview and Operating and Financial Review for the six months ended June 30, 2015 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the six months ended June 30, 2015.

Exhibits

The following exhibits are filed as part of this report on Form 6-K:

101	The following financial information of Golar LNG Limited formatted in Extensible Business Reporting Language (XBRL):
i. Unaudited Condensed Consolidated Statements of Income for the three months and six months ended June 30, 2015 and 2014;
ii. Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended June 30, 2015 and 2014;
iii. Unaudited Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014;
iv. Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2015 and 2014
v. Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2015 and 2014; and
vi. Notes to the Unaudited Condensed Consolidated Financial Statements.

The information contained in this Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-196992), which was filed with the U.S. Securities and Exchange Commission on June 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: September 22, 2015	By:	/s/ Brian Tienzo
	Name:	Brian Tienzo
	Title:	Principal Financial and Accounting Officer
Golar Management Ltd. (Principal Financial Officer)

Exhibit 99.1

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available for third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to the important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include among other things:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, and floating liquefaction natural gas vessel, or FLNGV, market trends, including charter rates, ship values and technological advancements;

•
changes in our ability to retrofit vessels as FSRUs and FLNGVs, our ability to obtain financing for such conversions on acceptable terms or at all, and the timing of the delivery and acceptance of such converted vessels;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in the supply of and demand for LNG carriers, FSRUs and FLNGVs;

•	a material decline or prolonged weakness in rates for LNG carriers or FSRUs;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGVs;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	changes in our relationships with major chartering parties;

•	changes in the availability of vessels to purchase, the time it takes to construct new vessels, or vessels’ useful lives;

•	failure of shipyards to comply with delivery schedules on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar LNG Partners LP, or "Golar Partners";

•	changes in our relationship with Golar Partners;

•	changes to rules and regulations applicable to LNG carriers, FSRUs or FLNGVs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGVs to various ports;

•	our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	continuing turmoil in the global financial markets; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2015 and 2014. Unless otherwise specified herein, references to "the Company", "Golar", "we", "us", and "our" refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, or to all such entities. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2014, which was filed with the Commission on April 30, 2015.

Overview

Together with our affiliate, Golar Partners, we are a leading independent owner and operator of LNG carriers and FSRUs. Collectively, our fleet is comprised of eighteen LNG carriers and six FSRUs. We also have ongoing  newbuilding commitments for the construction of two FSRUs, one with a scheduled delivery of December 2015 and the other expected to be delivered in the last quarter of 2017. In addition, we have entered into agreements for the conversion of three LNG carriers to FLNGVs, two with estimated deliveries between 2017 through early 2018 and the third with a delivery date that has not yet been determined.

Our vessels provide or have provided LNG shipping, storage and regasification services to leading players in the LNG industry including BG Group plc or BG Group, Eni S.p.A, Petrobras Brasileiro S.A., Dubai Supply Authority, PT Pertamina (Pesero) and many others.

Our business is focused on providing highly reliable, safe and cost efficient LNG shipping and FSRU operations. We are seeking to further develop our business in other midstream areas of the LNG supply chain with particular emphasis on innovative floating liquefaction solutions.

Recent Developments

In June 2015, we agreed to the sale of the vessel LNG Abuja for $19.0 million with a third party. The sale was completed on July 6, 2015.

In July 2015, we received an underwritten financing commitment from CSSC (Hong Kong) Shipping Co. Ltd, or CSSCL, in connection with a conversion financing and sale and leaseback transaction for conversion of the Hilli using Golar's floating liquefaction technology, or GoFLNG. The financing structure should fund up to 80% of the project cost and will be split into two phases. The first phase enables Golar to draw down up to 60% of the construction cost, however not more than $700 million, from the facility to fund the ongoing conversion, once, among other things, Golar has spent $400 million of the estimated $1.2 billion conversion cost and the tolling contract with Perenco Cameroon and Societe Nationale de Hydrocarbures, or SNH, have been ratified by the Cameroon government. The second phase is triggered upon the delivery of the converted GoFLNG Hilli from Keppel Shipyard Limited, or Keppel, and the satisfaction of certain additional performance milestones and will allow for the aggregate draw down of up to 80% of the construction cost, however not more than an aggregate $960 million. The financing has a tenor of 10 years, a 15 year amortization profile, and contemplates the eventual sale of the GoFLNG Hilli to Golar Partners. The expected cost of the financing during the conversion period is 6.25%, while the long term financing is projected to cost less than 6% on a fully swapped ten year basis. As a condition precedent to the drawdown, we must secure a long term contract (more than 5 years) at a rate which produces a debt service coverage ratio minimum of 1.2. In September 9, 2015, the financing agreement was fully executed.

In July 2015, we executed agreements for conversion of the 126,000 cubic meter LNG carrier Gandria to a GoFLNG vessel. The primary contract for the Gandria was entered into with Keppel. Black & Veatch, or B&V, will provide its licensed PRICO technology, perform detailed engineering and process design, specify and procure topside equipment, and provide commissioning support for the GoFLNG topsides and liquefaction process. To make the Gandria conversion contract effective, there are certain conditions which must be satisfied prior to September 21, 2015. The Gandria conversion contract provides beneficial cancellation provisions, which if exercised before December 2016, will allow termination of the contracts after payment for costs already incurred and a set cancellation fee. The estimated delivery for the Gandria has not yet been determined.

In July 2015, we entered into a newbuilding contract, which is yet to be fully executed, with the Korean shipyard Samsung Heavy Industries Co Ltd, or Samsung, for the construction of one FSRU with expected delivery in the last quarter of 2017. Consistent with the contracts for Golar's other Samsung vessels, the contract features a milestone payment schedule with back-ended weighting on the delivery installment. This new vessel will be a sister vessel to the Golar Tundra with LNG storage of 170,000 cubic meters and a continuous regasification capacity of 500 million standard cubic feet per day (750 mmscfd peak).

In August 2015, our Board of Directors approved a unit purchase program under which the Company may purchase up to $25 million worth of Golar Partners outstanding units over the next 12 months. As of September 15, 2014, we have purchased $5.0 million worth of Golar Partners’ units, increasing our interest in Golar Partners from 30.0% as at June 30, 2015 to 30.4%.

In August 2015, our Chairman, Sir Frank Chapman, decided not to stand for re-election at the forthcoming annual general meeting, or the AGM. The Board has nominated Mr. Daniel Rabun to succeed Sir Frank Chapman as Chairman after the AGM planned September 23, 2015. Mr Rabun has a financial and legal education and was, until May 2015, Chairman of Ensco plc. He has a strong energy background from Ensco and as managing partner in Baker & McKenzie's Dallas office. He is currently a Board member of Apache Corporation. In addition, our Director and Audit Committee member Ms. Kate Blankenship decided not to stand for re-election. The Board will appoint the replacement of Ms. Kate Blankenship, as Chairman of the Audit Committee in due course. The Board has also nominated Niels Stolt-Nielsen to become a Board member. Niels Stolt-Nielsen is majority owner and Chairman of the world's leading chemical carrier company, Stolt-Nielsen Limited. He is also the Chairman and founding investor of the LPG company Avance Gas. Mr Stolt-Nielsen has extensive shipping, customer relations and logistical experience, which will benefit Golar in the years to come.

In August 2015, Dynagas Ltd., or Dynagas, GasLog Ltd. (NYSE: GLOG), or GasLog, and us have agreed to enter into a LNG carrier pooling arrangement, or the LNG Carrier Pool, to market vessels that are currently operating in the LNG shipping spot market. The LNG Carrier Pool should allow the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the LNG Carrier Pool is to serve the transportation requirements of the LNG shipping market by providing customers with reliable, more flexible, and innovative solutions to meet their increasingly complex shipping requirements. The LNG Carrier Pool - to be named the "Cool Pool" - will initially consist of fourteen modern, high quality and essentially equivalent vessels powered by fuel efficient Tri Fuel Diesel Electric propulsion technology. Dynagas, Gaslog and Golar will initially contribute three vessels, three vessels, and eight vessels respectively to the Cool Pool. Each vessel owner will continue to be fully responsible for the manning and technical management of their respective vessels. The Cool Pool will focus exclusively on charters of twelve months' duration or less. The scheduling of employment opportunities in excess of twelve months will remain the mandate of the respective vessel owner. If a pool vessel is scheduled by an owner for a charter that exceeds twelve months in duration, such vessel will cease to be part of the Cool Pool.

In August 2015, we declared a dividend of $0.45 per share in respect of the quarter ended June 30, 2015 to holders of record on September 10, 2015, which is due to be paid on or about September 25, 2015. In addition, Golar Partners made a cash distribution of $0.5775 per unit in August 2015 in respect of the quarter ended June 30, 2015, of which we received $13.1 million of dividend income in relation to our ownership of Golar Partners’ common, subordinated and general partner units and incentive distribution rights, or IDRs, held at the relevant record date.

Operating and Financial Review

Six Month Period Ended June 30, 2015 Compared with the Six Month Period Ended June 30, 2014

Vessels operations segment

	Six Months Ended June 30,
(in thousands, $USD, except average daily TCE)	2015	2014	Change	% Change
Operating revenues	52,302	42,050	10,252	24%
Vessel operating expenses	(29,338)	(25,552)	(3,786)	15%
Voyage and charter-hire expenses	(45,131)	(9,355)	(35,776)	382%
Administrative expenses	(16,166)	(9,332)	(6,834)	73%
Depreciation and amortization	(35,815)	(24,236)	(11,579)	48%
Gain on disposals to Golar Partners	103,790	35,036	68,754	196%
Loss on disposal of vessel	(5,824)	—	(5,824)	100%
Impairment of vessel held for sale	(1,032)	—	(1,032)	100%
Dividend income	7,495	12,855	(5,360)	(42)%
Loss on available-for-sale securities	(3,011)	—	(3,011)	100%
Other non-operating loss	—	(750)	750	100%
Interest income	3,910	287	3,623	1,262%
Interest expense	(34,669)	(3,535)	(31,134)	881%
Other financial items, net	18,851	(38,484)	57,335	(149)%
Income taxes	1,803	1,180	623	53%
Equity in net earnings of affiliates	7,225	7,084	141	2%
Net income (loss)	24,390	(12,752)	37,142	(291)%
Net income attributable to non-controlling interests	(5,035)	—	(5,035)	100%
Net income (loss) attributable to Golar LNG Ltd	19,355	(12,752)	32,107	(252)%
TCE (1) (to the closest $100)	300	32,800	(32,500)	(99)%

(1)	Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Operating revenues: Total operating revenues increased by $10.3 million to $52.3 million for the six months ended June 30, 2015 compared to $42.1 million for the same period in 2014. This was principally due to:

•
$25.0 million of revenues from our newbuild vessels which were delivered in the second half of 2014 (i.e. the Golar Bear, Golar Crystal, Golar Frost, Golar Glacier and Golar Penguin). The newbuild vessels delivered in Q1 2015 (i.e. the Golar Snow, Golar Ice and Golar Kelvin) also contributed $1.6 million of revenue for the six months ended June 30, 2015; and

•	$6.0 million of revenue from the Golar Celsius. Although she was delivered in October 2013, she was mostly offhire during the six months ended June 30, 2014.

This was partially offset by:

•	$17.1 million of revenue decline from the Golar Arctic, as she was mostly offhire since her redelivery in mid-February 2015 compared to her 100% utilization in the same period in 2014; and

•	$4.8 million of revenue decline from the Golar Igloo following her sale to Golar Partners in March 2014.

The lower revenue per vessel and increased voyage expenses incurred by our vessels which were idling for most of the six months and the voyage expenses arising from our charters of the Golar Eskimo and the Golar Grand from Golar Partners resulted in a lower daily time charter equivalent, or TCE, for the six months ended June 30, 2015 of $300 compared to $32,800 for the same period in 2014.

Vessel operating expenses: Vessel operating expenses increased by $3.8 million to $29.3 million for the six months ended June 30, 2015 compared to $25.6 million for the same period in 2014. The increase was primarily due to additional operating costs of $15.0 million in relation to our newbuildings. There were no comparable costs in the same period in 2014. This was partially offset by a decrease in operating expenses arising from:

•	lower operating costs of $5.5 million for the six months ended June 30, 2015 in connection with our crewing pool, following the delivery of ten of our newbuilds from January 2014 to March 2015;

•	lower operating costs of $2.4 million in relation to the Golar Viking following her disposal in February 2015; and

•	lower operating costs from our vessels in lay-up, including the Hilli, the Gandria, and the Gimi.

Voyage expenses: Voyage expenses largely relate to charter hire costs, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase in voyage expenses of $35.8 million to $45.1 million for the six months ended June 30, 2015 compared to $9.4 million for the same period in 2014 was primarily due to:

•
$19.4 million of costs arising from the charter of the Golar Grand from Golar Partners, subsequent to the latter's exercise of an Option Agreement, in mid-February 2015. These costs include $8.8 million of incremental liability arising from the re-measurement of Golar's guarantee obligation to Golar Partners, which was recognized in Q1 2015. Subsequently, $1.5 million of the guarantee obligation was released to the statement of income for the quarter ended June 30, 2015;

•	$12.8 million of costs pursuant to our agreement for the charterback of the Golar Eskimo, from January 20 to June 30, 2015; and

•
$8.0 million of costs from our new buildings, which were mostly off-hire for the six months ended June 30, 2015. The Golar Crystal was delivered in May 2014, the Golar Bear and Golar Penguin in September 2014, the Golar Frost and Golar Glacier in October 2014, the Golar Kelvin and Golar Snow in January 2015 and the Golar Ice in February 2015. There were no comparable voyage costs for these newbuildings in the same period in 2014.

This was partially offset by a decrease in voyage expenses arising from:

•	the disposal of the Golar Viking in February 2015, contributing to a reduction of voyage costs of $5.0 million; and

•
$0.7 million reduction in voyage expenses associated with the Golar Arctic, as she was on charter for the full six months ended June 30, 2015 compared to being mostly off-hire for the same period in 2014.

Administrative expenses: Administrative expenses increased by $6.8 million to $16.2 million for the six months ended June 30, 2015 compared to $9.3 million for the same period in 2014. This was primarily due to (i) increase in salaries and benefits of $2.4 million mainly as a result of an increase in headcount; (ii) increase in the share options charge of $3.3 million; and (iii) increase in legal fees.

Depreciation and amortization: Depreciation and amortization increased by $11.6 million to $35.8 million for the six months ended June 30, 2015 compared to $24.2 million for the same period in 2014. This was primarily due to $21 million of additional depreciation expense from newbuildings. This was partially offset by lower depreciation and amortization expense on the Golar Viking of $2.2 million following her disposal in February 2015, and the Hilli of $4.1 million following the commencement of her conversion into a FLNGV resulting in cessation of depreciation from July 2014. In addition, the depreciation on the Gimi and the Gandria decreased by $2.8 million due to full amortization of their drydock costs in 2014.

Gain on disposals to Golar Partners (including amortization of deferred gain): In January 2015, we sold 100% of our interests in the companies that own and operate the FSRU, the Golar Eskimo, to Golar Partners and recognized a gain on disposal of $103.6 million. The purchase consideration was $390.0 million for the vessel and charter, less the assumed bank debt of $162.8 million.

In March 2014, we sold a 100% interest in the company that owns and operates the FSRU, the Golar Igloo, to Golar Partners and recognized a gain on disposal of $35.0 million. The purchase consideration was $310.0 million for the vessel, less the assumed bank debt of $161.3 million, plus the fair value of an interest rate swap asset of $3.6 million and other purchase price adjustments of $3.6 million.

Loss on disposal of vessel: In February 2015, we sold the LNG carrier, Golar Viking, to Equinox at a sale price of $135.0 million resulting in a loss on disposal of $5.8 million.

Impairment of vessel held for sale: In April 2015, we acquired the LNG Abuja for $20.0 million. In July 2015, she was sold to a third party for $19.0 million. As at quarter end, the LNG Abuja was classified as held for sale, resulting in an impairment charge of $1.0 million and presented in our consolidated balance sheet as vessel held for sale at June 30, 2015.

Dividend income: We recognized dividend income relating to cash distributions received from Golar Partners in respect of our interests in common units and general partner interests (during the subordination period) and IDRs. The decrease in dividend income of $5.4 million to $7.5 million for the six months ended June 30, 2015 compared to $12.9 million for the same period in 2014 was due to our sale of 7.2 million of our common units held in Golar Partners in January 2015.

Loss on available-for-sale securities: In January 2015, we completed a secondary offering of 7,170,000 common units held in Golar Partners, at a price of $29.90 per unit. Following completion of the offering, which generated net proceeds of approximately $207 million, our interest in Golar Partners decreased to 30%. This resulted in a net loss of $3.0 million.

Interest income: Interest income increased by $3.6 million to $3.9 million for the six months ended June 30, 2015 compared to $0.3 million for the same period in 2014. The increase was primarily due to interest on the $220 million loan provided to Golar Partners to partly finance its acquisition of the Golar Eskimo, which loan has a two year period and earns interest at LIBOR plus a blended margin of 2.84%. In addition, interest income was earned on the loan facilities provided to Equinox, which earn interest at LIBOR plus a margin. There is no comparable interest income in the same period in 2014.

Interest expense: Interest expense increased to $34.7 million for the six months ended June 30, 2015 compared to $3.5 million for the same period in 2014 due to higher interest incurred from our $1.125 billion debt facilities, our ICBC loans and lower capitalization of deemed interest following the deliveries of our newbuilds.

Other financial items: Other financial items reported a gain of $18.9 million and a loss of $38.5 million for the six months ended June 30, 2015 and 2014, respectively. The movement of $57.3 million was primarily due to:

Net realized and unrealized (losses) gains on interest rate swap agreements: Net realized and unrealized (losses) on interest rate swaps decreased in a loss of $15.0 million for the six months ended June 30, 2015 from a loss of $33.7 million for the same period in 2014, as set forth in the table below:

	Six months ended June 30,
(in thousands of $)	2015	2014	Change	% change
Unrealized (mark-to-market) (losses) for interest rate swaps	(6,598)	(23,649)	17,051	(72)%
Interest expense on undesignated interest rate swaps	(8,381)	(10,031)	1,650	(16)%
	(14,979)	(33,680)	18,701	(56)%

As of June 30, 2015, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes. The decrease in market-to-market losses from our interest rate swaps is due to the decrease in long-term swap rates for the six months ended June 30, 2015.

In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the DNB Bank ASA in connection with a share buy back scheme. In June 2015, the facility was extended for a further three months. The equity derivatives mark-to-market adjustment resulted in a gain of $34.9 million. There is no comparable gain in the same period in 2014.

Finance arrangement fees: Finance arrangement fees decreased by $4.0 million to $0.4 million for the six months ended June 30, 2015, compared to $4.4 million for the same period in 2014. This was due to lower commitment fees, following the increased drawdowns on our debt facilities to finance newbuild deliveries.

Income taxes: Income taxes relate principally to the taxation of U.K. based entities offset by the amortization of the deferred gains on the intra-group transfers on long-term assets resulting in an income tax credit.

Equity in net earnings of affiliates:

	Six months ended June 30,
(in thousands of $)	2015	2014	Change	% Change
Share of net earnings in Golar Partners	7,148	6,771	377	6%
Share of net earnings in other affiliates	77	313	(236)	(75)%
	7,225	7,084	141	2%

Our share of the results of Golar Partners is calculated with reference only to our interests in its subordinated units, but partially offset by a charge for the amortization of the basis difference in relation to the gain on loss of control recognized on deconsolidation in 2012.

Net income attributable to Golar LNG Ltd: As a result of the foregoing, we recognized net income of $24.4 million and net loss of $12.8 million for the six months ended June 30, 2015 and 2014, respectively.

Net income attributable to non-controlling interests: Non-controlling interest refers to the earnings from our consolidated variable interest entities, or VIEs. There were no consolidated VIEs for the six months ended June 30, 2014. See note 8 of our unaudited condensed consolidated interim financial statements.

LNG trading commodity segment

	Six months ended June 30,
(in thousands, $)	2015	2014	Change	% Change
Administrative expenses	—	(39)	39	100%
Depreciation and amortization	—	(231)	231	100%
Other operating gains	—	1,317	(1,317)	100%
Other non-operating income	—	718	(718)	100%
Net financial expenses	—	(252)	252	100%
Net income (loss)	—	1,513	(1,513)	100%

The net income for LNG trading for the six months ended June 30, 2015 and 2014 amounted to $nil and an income of $1.5 million, respectively. There was no LNG trading for the six months ended June 30, 2015.

Other operating gains represent realized gains on physical cargo trades, financial derivative contracts and proprietary trades entered into. During the six months ended June 30, 2014, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired and subsequently sold on a delivered basis to a related party to Kuwait Petroleum Corporation, or KNPC, to facilitate the commissioning of the Golar Igloo, which entered into her long-term charter with KNPC in March 2014. This resulted in a gain of $1.3 million. The transaction was our first since 2011 when we scaled back our LNG trading activities but it is now our intention to position ourselves to manage and trade a number of LNG cargoes for the Golar Igloo during the course of her charter with KNPC.

FLNG segment

FLNGV conversion

On May 22, 2014, we entered into a Conversion Agreement with Keppel for the conversion of the 125,000 cubic meter LNG carrier the Hilli to a FLNGV. Keppel simultaneously entered into a sub-contract with the global engineering, construction and procurement company B&V. We also entered into a Tripartite Direct Agreement with Keppel and B&V, which among other things ensures our ability to enforce all obligations under both the Conversion Agreement and the subcontract. We expect the conversion will be completed and the FLNGV will be delivered in 2017, followed by mobilization to a project site for full commissioning. Once operational as a FLNGV, we expect the Hilli will have production capacity of between 2.2 to 2.8 million tonnes per year of LNG and on board storage of approximately 125,000 cubic meters of LNG. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion.

As at June 30, 2015, the total costs incurred in respect of the Hilli conversion amounted to $411.4 million.

We have made $51.0 million of payments relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG vessel. Conversion is pending our issuance of our Final Notice to proceed with the conversion.  The conversion agreements include certain cancellation provisions, which if exercised prior to November 2015, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee.

In July 2015, we executed agreements for conversion of the 126,000 cubic meter LNG carrier Gandria to a Golar floating liquefaction facility. To make the Gandria conversion contract effective, there are certain conditions which must be satisfied prior to September 21, 2015. Similar to the Gimi conversion contract, the Gandria conversion contract also provides beneficial cancellation provisions, which if exercised before December 2016, will allow termination of the contracts after deduction of a set cancellation fee.

The capital expenditure for the Gimi and the Gandria over the next twelve months is to a large extent dependent on progress with contractual employment discussions and our ability to raise additional funds to progress the conversions. As at June 30, 2015, $51 million has been invested in the Gimi and the Gandria FLNGV conversions. If no progress is made firming up employment opportunities, the total cash expenditure will have increased to $65 million for these two vessels in the period up to June 30, 2016, of which $30 million is recoverable in the case of termination.

Liquidity and Capital Resources

As of June 30, 2015, we had a cash balance of $375 million, excluding restricted cash of $35.5 million. We believe the financial resources that are available to us will be sufficient to meet our liquidity requirements for at least the next twelve months. In addition, a further $100 million is receivable from Golar Partners in respect of the Golar Eskimo sale in January 2015 and we expect to receive approximately $50 million in yearly distributions from Golar Partners. We have performed stress testing of our forecast cash reserves under extreme and largely theoretical scenarios, which include assumptions such as no revenue contribution from our fleet, full operating costs and maintaining our dividend payments at current levels, and accordingly we are confident of our ability to manage through the near term cash requirements.

Given the negative short-term outlook in the LNG shipping market, which is forecast to remain flat for the second half of 2015, we expect to require additional working capital for the continued operation of our vessels operating in the spot market. The need for additional funding is dependent on their employment. As of September 22, 2015, we have four vessels on short-term charters, eight vessels operating on the spot market and two uncommitted newbuilding FSRUs, due for delivery late in December 2015 and the last quarter of 2017, respectively. During idle time, we continue to incur operating costs, although this is reduced for our vessels in lay-up and the three vessels marked for or under conversion.

Our medium and long-term liquidity requirements are primarily for funding the investments for our newbuilds, conversion projects and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangement, public and private debt offerings, potential sales of our interests in our vessel-owing subsidiaries operating under long-term charters and a further sale of our holdings in the common units of Golar Partners notwithstanding our plan to increase our shareholding.

Our new FSRU Golar Tundra is expected to be delivered in December 2015 and financing is in advanced discussions with financial institutions and is expected to be finalized early in the fourth quarter of 2015. In addition, in July 2015, we entered into a newbuilding contract for the construction of one FSRU with expected delivery in the last quarter of 2017. Consistent with the previous construction agreements with Samsung, the contract features milestone payment schedules with back-ended weighting on the delivery installment.

While our FLNGV conversion commitments cover three vessels, the Hilli, Gimi and Gandria, our conversion contracts for the Gimi and Gandria provide us flexibility wherein certain cancellation provisions exist which, if exercised prior to November 2015 and December 2016 respectively, will allow the termination of the contract and recovery of previous milestone payments, less cancellation fees.

As of September 22, 2015, we believe we will need additional credit facilities for the period up to June 30, 2016 of approximately $250 million to meet our Hilli, Gimi and Gandria conversion capital commitments and commence operations. We expect to finance at least 50-70% of these conversion costs either through traditional bank financing or leasing arrangements. Alternatively, if market and economic conditions favor equity financing, we may raise additional equity.
Cash Flow

	Six Months Ended June 30,
(in thousands, $USD)	2015	2014	Change	% Change
Net cash used in operating activities	(76,180)	(7,592)	(68,588)	903%
Net cash used in investing activities	(83,885)	(474,862)	390,977	(82)%
Net cash provided by financing activities	343,483	841,790	(498,307)	(59)%
Net increase in cash and cash equivalents	183,418	359,336	(175,918)	(49)%
Cash and cash equivalents at beginning of period	191,410	125,347	66,063	53%
Cash and cash equivalents at end of period	374,828	484,683	(109,855)	(23)%

Net cash used in operating activities was $76.2 million for the six months ended June 30, 2015, compared to $7.6 million for the same period in 2014. This increase was primarily due to the softening of the LNG shipping market resulting in an overall decline in charter rates and lower utilization levels of our vessels trading on the spot market. Not taking into consideration the gain on disposals to Golar Partners during the six months ended June 30, 2015, there is an operating loss of $78.9 million as compared to a loss of $46.3 million for the respective period.

Net cash used in investing activities of $83.9 million for the six months ended June 30, 2015 arose mainly due to:

•	installment payments in respect of our newbuilds of $384 million, following the delivery of three newbuilds;

•	milestone payments of $64.5 million relating to the FLNGV conversion of the Hilli; and

•	payment of $20 million relating to the acquisition of LNG Abuja.

This was partially offset by:

•	consideration of $126.9 million received from Golar Partners in respect of the sale of the Golar Eskimo in January 2015;

•	net proceeds from the sale of 7,170,000 common units held in Golar Partners of $207.4 million; and

•	proceeds of $20.0 million received from Golar Partners in respect to settlement of the short-term revolving credit facility.

Net cash used in investing activities of $474.9 million for the six months ended June 30, 2014 arose mainly due to:

•	installment payments of $459 million in respect of our newbuilds;

•	initial milestone payments of $165 million made in respect of the conversion of the Hilli into a FLNGV; and

•	granting of a short-term revolving credit facility of $20 million to Golar Partners.

This was partially offset by:

•	proceeds of $148.0 million received from Golar Partners in respect of the sale of the Golar Igloo in March 2014; and

•	release of performance bonds of $23.4 million for certain projects awarded to us in 2013.

Net cash provided by financing activities is principally generated from funds from new debt, partially offset by debt repayments and cash dividends. Net cash provided by financing activities was $343.5 million for the six months ended June 30, 2015 mainly relating to the following:

•
$552.6 million draw down through our ICBC financing lease arrangement, described in Note 14 of our unaudited condensed consolidated interim financial statements, to finance the final installments of our newbuilds, the Golar Kelvin, Golar Snow and Golar Ice less payment of $10.9 million of related financing costs; and

•	$4.5 million cash call proceeds from Keppel in respect of the conversion of the Hilli into a FLNGV.

This was partially offset by:

•	loan repayments of $121.7 million primarily relating to the Viking facility; and

•	payment of dividends of $80.9 million.

Net cash used in financing activities for the six months ended June 30, 2014 of $841.8 million arose mainly due to the following:

•	net proceeds (relates to gross proceeds less underwriters' discount) received from our June 2014 equity offering of $661.6 million;

•
$289.2 million draw down in respect of our $1.125 billion facility to fund the final installment payments on the Golar Igloo and the Golar Crystal less payment of $7.9 million of related financing costs. The debt in relation to the Golar Igloo was assumed by Golar Partners on its acquisition of the company that owns and operates the Golar Igloo in March 2014; and

•
$67.6 million draw down from a short-term facility to fund the LNG cargo trade during the first quarter of 2014. This was paid subsequently in April 2014 with the receipt of $71.6 million upon settlement of the related LNG cargo trade receivable.

This was partially offset by the payment of dividends of $36.3 million and repayment of short-term and long-term debt (including debt due to related party) of $132.9 million.

Non-GAAP measures

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $USD except number of days and average daily TCE)	Six months ended June 30,
	2015	2014
Time charter revenues	45,757	36,872
Voyage expenses	(45,131)	(9,355)
	626	27,517
Calendar days less scheduled off-hire days	2,120	839
Average daily TCE (to the closest $100)	300	32,800

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of $ except per share amounts)		Three months ended June 30,		Six months ended June 30,
	Notes	2015	2014	2015	2014

Time and voyage charter revenues	5	16,922	18,336	45,757	36,872
Vessel and other management fees*		3,222	2,748	6,545	5,178
Operating revenues		20,144	21,084	52,302	42,050

Vessel operating expenses		14,801	11,785	29,338	25,552
Voyage and charter-hire expenses*		21,424	3,241	45,131	9,355
Administrative expenses		9,214	4,507	16,166	9,371
Depreciation and amortization		18,118	12,132	35,815	24,467
Total operating expenses		63,557	31,665	126,450	68,745

Gain on disposals to Golar Partners (includes amortization of deferred gains)	4	126	(483)	103,790	35,036
Loss on disposal of vessel	10	—	—	(5,824)	—
Impairment on vessel held for sale	10	(1,032)	—	(1,032)	—
Other operating gains and losses		—	—	—	1,317

Operating (loss)/income		(44,319)	(11,064)	22,786	9,658

Other non-operating income (expense)
Dividend income *		3,914	6,439	7,495	12,855
Loss on sale of available-for-sale securities		—	—	(3,011)	—
Other non-operating expense		—	(750)	—	(32)

Total other non-operating income		3,914	5,689	4,484	12,823

Financial income (expenses)
Interest income *		2,318	4	3,910	287
Interest expense		(18,040)	(1,371)	(34,669)	(3,535)
Other financial items, net	7	50,802	(22,024)	18,851	(38,736)
Net financial income (expenses)		35,080	(23,391)	(11,908)	(41,984)

(Loss) income before taxes and equity in net earnings of affiliates		(5,325)	(28,766)	15,362	(19,503)
Income taxes		742	566	1,803	1,180
Equity in net earnings of affiliates		4,406	3,970	7,225	7,084

Net (loss) income		(177)	(24,230)	24,390	(11,239)
Net income attributable to non-controlling interests	8	(2,386)	—	(5,035)	—

Net (loss) income attributable to Golar LNG Ltd		(2,563)	(24,230)	19,355	(11,239)
Basic and diluted earnings per share ($)	6	(0.03)	(0.30)	0.22	(0.14)

Cash dividends declared and paid per share		$0.45	$0.45	$0.90	$0.90

* This includes amounts arising from transactions with related parties. (See note 17)

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2015	2014	2015	2014
(in thousands of $)	Apr-June	Apr-June	Jan-Jun	Jan-Jun

Net (loss) income	(177)	(24,230)	24,390	(11,239)

Other comprehensive income (loss):
Unrealized net (loss) gain on qualifying cash flow hedging instruments (1)	494	513	(35)	1,751
Unrealized gain (loss) on investment in available-for-sale securities (2)	(3,704)	61,425	(24,383)	58,333
Other comprehensive income	(3,210)	61,938	(24,418)	60,084
Comprehensive income	(3,387)	37,708	(28)	48,845

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	(5,773)	37,708	(5,063)	48,845
Non-controlling interests	2,386	—	5,035	—
	(3,387)	37,708	(28)	48,845

(1) Includes share of net gain of $0.2 million and loss of $0.6 million for the six months ended June 30, 2015 and 2014, respectively on qualifying cash flow hedging instruments held by an affiliate.

(2) Included in the net unrealized loss on investment in available-for-sale securities for the six months ended June 30, 2015 is a gain of $12.9 million reclassified out of Accumulated Other Comprehensive Income to the Statement of Operations in relation to the part disposal of our interest in Golar Partners (See note 15).

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		2015	2014
(in thousands of $)	Notes	June-30	Dec-31

		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		374,828	191,410
Restricted cash		35,099	74,162
Trade accounts receivable		8,030	4,419
Inventory		7,446	8,317
Other receivables, prepaid expenses and accrued income	13	127,680	17,498
Amounts due from related parties		12,787	9,967
Short-term debt due from a related party		—	20,000
Vessel held-for-sale	10	18,990	132,110
Assets held-for sale		—	284,955
Total current assets		584,860	742,838
Non-current
Restricted cash		425	425
Investment in available-for-sale securities	12	40,485	275,307
Investment in affiliates		323,995	335,372
Cost method investments		204,172	204,172
Newbuildings	9	108,441	344,543
Asset under development	11	411,372	345,205
Vessels and equipment, net	10	2,245,003	1,648,888
Deferred charges		35,047	26,801
Other non-current assets	13	117,431	68,442
Long-term debt due from related party	17	100,000	—
Total assets		4,171,231	3,991,993

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	14	114,799	76,181
Short term debt	14	110,065	40,250
Trade accounts payable		13,243	10,811
Accrued expenses		43,855	31,124
Other current liabilities		16,979	46,923
Liabilities held-for-sale		—	164,401
Total current liabilities		298,941	369,690
Long-term
Long-term debt	14	1,593,124	1,264,356
Other long-term liabilities		73,726	75,440
Total liabilities		1,965,791	1,709,486

Equity
Stockholders' equity		2,198,750	2,280,852
Non-controlling interests		6,690	1,655

Total liabilities and stockholders' equity		4,171,231	3,991,993

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2015	2014
(in thousands of $)	Jan-Jun	Jan-Jun

OPERATING ACTIVITIES
Net income (loss)	24,390	(11,239)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	35,815	24,467
Amortization of deferred tax benefits on intra-group transfers	(1,744)	(1,744)
Amortization of deferred charges and affiliate guarantee	(2,427)	1,093
Gain on disposals to Golar Partners (includes amortization of deferred gains)	(103,790)	(35,036)
Equity in net earnings of affiliates	(7,225)	(7,084)
Dividend income from available-for-sale securities and cost investments recognized in operating income	(7,495)	(12,855)
Dividends received	25,678	30,153
Drydocking expenditure	(10,405)	(3,203)
Stock-based compensation	3,500	241
Loss on disposal of available-for-sale securities	3,011	—
Loss on sale of vessel (2)	5,824	—
Net foreign exchange loss (gain)	1,601	(839)
Impairment on vessel held for sale'	1,032	—
Change in assets and liabilities, net of effects from disposals to Golar Partners:
Trade accounts receivable	(3,611)	(7,443)
Inventories	(421)	(1,285)
Prepaid expenses, accrued income and other assets	(26,463)	29,491
Amounts due from/to related companies	(3,545)	(1,662)
Trade accounts payable	627	(6,548)
Accrued expenses and deferred income	11,735	4,696
Other liabilities	(22,267)	(8,795)
Net cash used in operating activities	(76,180)	(7,592)

GOLAR LNG LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2015	2014
(in thousands of $)	Jan-Jun	Jan-Jun

INVESTING ACTIVITIES
Additions to vessels and equipment	(727)	(2,224)
Additions to newbuildings	(392,423)	(459,041)
Additions to assets under development	(64,499)	(165,078)
Acquisition of LNG Abuja (3)	(20,000)	—
Repayment of short-term loan granted to third party	400	—
Short-term loan granted to Golar Partners	—	(20,000)
Repayment of short-term loan granted to Golar Partners	20,000	—
Proceeds from disposal of business to Golar Partners, net of cash disposed (1)	126,872	148,048
Proceeds from disposal of investment in available-for-sale securities	207,428	—
Restricted cash and short-term investments	39,064	23,433
Net cash used in investing activities	(83,885)	(474,862)

FINANCING ACTIVITIES
Proceeds from issuance of equity, net of issue costs	—	661,582
Proceeds from short-term debt	393,989	67,559
Proceeds from long-term debt (including related parties)	163,076	289,203
Repayments of short-term and long-term debt (including related parties)	(121,716)	(132,941)
Financing costs paid	(10,997)	(7,853)
Cash dividends paid	(80,892)	(36,271)
Proceeds from exercise of share options	23	511
Net cash provided by financing activities	343,483	841,790
Net increase in cash and cash equivalents	183,418	359,336
Cash and cash equivalents at beginning of period	191,410	125,347
Cash and cash equivalents at end of period	374,828	484,683

(1) In addition to the cash consideration received for the sale of the Golar Eskimo in January 2015, there was a non-cash consideration in relation to Golar Partner's assumption of the bank debt of $162.8 million and vendor loan of $220 million provided by us (See note 4). As of June 30, 2015, Golar Partners have repaid $120.0 million of the vendor loan.
(2) The sale of the Golar Viking to Equinox in February 2015 was funded by a bridging loan facility and seller's credit (See note 13).
(3) LNG Abuja was acquired in April 2015 for $20.0 million. In July 2015, we sold the vessel to a third party. Therefore as at June 30, 2015, the vessel was classified as 'Held for Sale'.

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2013	80,580	656,018	200,000	(6,757)	874,296	1,804,137		1,804,137

Net loss	—	—	—	—	(11,239)	(11,239)	—	(11,239)
Dividends	—	—	—	—	(72,513)	(72,513)	—	(72,513)
Exercise of share options	50	769	—	—	(308)	511	—	511
Grant of share options	—	241	—	—	—	241	—	241
Net proceeds from issuance of shares	12,650	648,297	—	—	—	660,947	—	660,947
Other comprehensive loss	—	—	—	60,084	—	60,084	—	60,084

Balance at June 30, 2014	93,280	1,305,325	200,000	53,327	790,236	2,442,168	—	2,442,168

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2014	93,415	1,307,087	200,000	5,171	675,179	2,280,852	1,655	2,282,507

Net income	—	—	—	—	19,355	19,355	5,035	24,390
Dividends	—	—	—	—	(80,892)	(80,892)	—	(80,892)
Exercise of share options	8	15	—	—	—	23	—	23
Grant of share options	—	3,231	—	—	—	3,231	—	3,231
Forfeiture of share options	—	(188)	—	—	—	(188)	—	(188)
Cancellation of share options	—	787	—	—	—	787	—	787
Other comprehensive income	—	—	—	(24,418)	—	(24,418)	—	(24,418)

Balance at June 30, 2015	93,423	1,310,932	200,000	(19,247)	613,642	2,198,750	6,690	2,205,440

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding").

As of June 30, 2015 we own and operate a fleet of fourteen LNG carriers, and under management agreements operate Golar LNG Partner LP's ("Golar Partners" or the "Partnership") fleet of four LNG carriers and six Floating Storage Regasification Units ("FSRUs"). In addition, we have one new building commitment for the construction of a FSRU which is due for delivery late in the fourth quarter of 2015.

In July 2014, we ordered our first Floating Liquefaction Natural Gas Vessel ("FLNGV") based on the conversion of our existing LNG carrier, the Hilli, and in December 2014, we signed an agreement for the conversion of the LNG carrier Gimi to a FLNGV.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

2.    ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with our annual financial statements for the year ended December 31, 2014.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2014.

Use of estimates
The preparation of financial statements in accordance with the United States Generally Accepted Accounting Principles ("US GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

During the period of the six months ended 30 June 2015, we revised our assessment of the existing provision for the Golar Grand Option amounting to $7.2 million, issued in connection with the disposal of the Golar Grand to Golar Partners in November 2012, where in the event that the charterer did not renew or extend its charter beyond February 2015, Golar Partners had the option to require us to charter the vessel through October 2017.  Golar Partners exercised this option in February 2015. The fair value of the Golar Grand Option was determined by discounting the difference between the guaranteed charter rate per the option agreement less the estimated market rates expected to be earned from the vessel during the duration of the lease term and taking into consideration expected utilization. The assessment was revisited by adjusting the initial period of commencement of employment of the Golar Grand and consequently resulted to an incremental liability of $8.8 million, which was recorded in quarter ended March 31, 2015. The provision is presented in our condensed consolidated balance sheet under "Other current liabilities" and "Other long-term liabilities" and is being released to the statement of operations over the term of the charter.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting pronouncements to be adopted

In January 2015, the Financial Accounting Standards Board ("FASB") issued guidance to simplify the income statement presentation requirements by eliminating the concept of extraordinary items. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In February 2015, the FASB issued amendments to ASC 810 requiring re-evaluation of all legal entities under the revised consolidation model. Specifically, the amendments:

•	modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities;

•	eliminate the presumption that a general partner should consolidate a limited partnership;

•	affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and

•
provide a scope exception from consolidation guidance for reporting entities with interest in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In April 2015, the FASB issued amendments to ASC 835 that would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

ASC 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments using the practical expedient are categorized within the fair value hierarchy according to the date when the investment is redeemable. In May 2015, the FASB issued amendments to ASC 820 which have the effect of a) removing the requirement to categorize these investments and b) limiting disclosures of these investments. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

4.    DISPOSAL OF SUBSIDIARIES

In January 2015 and March 2014, we sold our interests in the companies that own and operate the Golar Eskimo and Golar Igloo, respectively, to Golar Partners.

(in thousands of $)	Golar Eskimo	Golar Igloo
Consideration received	227,170	156,001
Carrying value of the assets sold to Golar Partners	(123,604)	(112,714)
Gain recognized on sale	103,566	43,287
The gain from the sale of the Golar Eskimo in January 2015 was $103.6 million but it is subject to a purchase price adjustment relating to certain post closing adjustments on the working capital. The consideration for the Golar Eskimo comprised of $390.0 million for the vessel less the assumed bank debt of $162.8 million. Golar Partners financed the purchase using $7.2 million cash on hand and the proceeds of a $220 million vendor loan from us (see note 17).
The gain from the sale of the Golar Igloo in March 2014 was $35.5 million. This was subsequently finalized and adjusted to $43.3 million. The cash consideration for the Golar Igloo comprised of $310.0 million for the vessel and charter less the assumed bank debt of $161.3 million plus the interest rate swap asset and other purchase price adjustments of $3.6 million and $3.6 million, respectively.
The gains on sale of the Golar Eskimo and the Golar Igloo were recognized at the time of the sale in the condensed consolidated statements of income under "Gains on disposals".

5.    SEGMENTAL INFORMATION

We own and operate LNG carriers and FSRUs and provide these services under time charters under varying periods, trades in physical and future LNG contracts, and are in the process of developing our first FLNGV. Since the initial public offering ("IPO") of Golar Partners, we have become a project development company. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of June 30, 2015, we operate in the following three reportable segments:

•
Vessel operations – We operate and subsequently charter out LNG carriers and FSRUs on fixed terms to customers. We aggregate our vessel operations into one reportable segment as they exhibit similar expected long-term financial performance.

•
LNG trading – We provide physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

•
FLNGV - In 2014, we ordered our first floating liquefaction natural gas vessel based on the conversion of our existing LNG carrier, the Hilli and in December 2014, we signed an agreement for the conversion of the LNG carrier, the Gimi to a FLNGV. Our first FLNGV is expected to be delivered in 2017. The costs associated with the conversion of the FLNGV has been considered as a separate segment.

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker. The LNG trading segment is a distinguishable component of the business from which we earn revenues and incur expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

FLNGV meets the definition of an operating segment as the business is a distinguishable component of the business from which once the first FLNG is delivered to us, we will earn revenues and incur expenses and whose operating results will be regularly reviewed by the chief operating decision maker, and due to its nature is subject to risks and rewards different from the vessel operations segment or the LNG trading segment.

	Three months ended				Three months ended
	June 30, 2015				June 30, 2014
(in thousands of $)	Vessel operations	LNG Trading	FLNGV*	Total	Vessel operations	LNG Trading	Total
Time charter revenues	16,922	—	—	16,922	18,336	—	18,336
Vessel and other management fees	3,222	—	—	3,222	2,748	—	2,748
Vessel and voyage operating expenses	(36,225)	—	—	(36,225)	(15,026)	—	(15,026)
Administrative expenses	(9,214)	—	—	(9,214)	(4,542)	35	(4,507)
Depreciation and amortization	(18,118)	—	—	(18,118)	(12,055)	(77)	(12,132)
Gain on disposals to Golar Partners (including amortization of deferred gains)	126	—	—	126	(483)	—	(483)
Impairment of vessel 'Held for sale'	(1,032)	—	—	(1,032)	—	—	—
Dividend income	3,914	—	—	3,914	6,439	—	6,439
Other non-operating (loss)/income	—	—	—	—	(1,468)	718	(750)
Net financial income/(expenses)	35,080	—	—	35,080	(23,391)	—	(23,391)
Income taxes	742	—	—	742	566	—	566
Equity in net earnings of affiliates	4,406	—	—	4,406	3,970	—	3,970
Net loss/(income)	(177)	—	—	(177)	(24,906)	676	(24,230)
Non-controlling interests	(2,386)	—	—	(2,386)	—	—	—
Net income (loss) attributable to Golar LNG Ltd	(2,563)	—	—	(2,563)	(24,906)	676	(24,230)
Total assets	3,743,226	—	428,005	4,171,231	3,405,382	1,353	3,406,735

	Six months ended				Six months ended
	June 30, 2015				June 30, 2014
(in thousands of $)	Vessel operations	LNG Trading	FLNGV*	Total	Vessel operations	LNG Trading	Total
Time charter revenues	45,757	—	—	45,757	36,872	—	36,872
Vessel and other management fees	6,545	—	—	6,545	5,178	—	5,178
Vessel and voyage operating expenses	(74,469)	—	—	(74,469)	(34,907)	—	(34,907)
Administrative expenses	(16,166)	—	—	(16,166)	(9,332)	(39)	(9,371)
Depreciation and amortization	(35,815)	—	—	(35,815)	(24,236)	(231)	(24,467)
Other operating gains and losses	—	—	—	—	—	1,317	1,317
Gain on disposals to Golar Partners (including amortization of deferred gains)	103,790	—	—	103,790	35,036	—	35,036
Loss on disposal of fixed assets	(5,824)	—	—	(5,824)	—	—	—
Impairment of vessel 'Held for sale'	(1,032)	—	—	(1,032)	—	—	—
Dividend income	7,495	—	—	7,495	12,855	—	12,855
Other non-operating (loss)/income	—	—	—	—	(750)	718	(32)
Loss on sale of available-for-sale securities	(3,011)	—	—	(3,011)	—	—	—
Net financial income/(expenses)	(11,908)	—	—	(11,908)	(41,732)	(252)	(41,984)
Income taxes	1,803	—	—	1,803	1,180	—	1,180
Equity in net earnings of affiliates	7,225	—	—	7,225	7,084	—	7,084
Net Income	24,390	—	—	24,390	(12,752)	1,513	(11,239)
Non-controlling interests	(5,035)	—	—	(5,035)	—	—	—
Net income (loss) attributable to Golar LNG Ltd	19,355	—	—	19,355	(12,752)	1,513	(11,239)
Total assets	3,743,226	—	428,005	4,171,231	3,405,382	1,353	3,406,735
*The Hilli conversion into a FLNGV commenced in July 2014. Therefore no comparative segmental information for the period ended June 30, 2014.

Revenues from external customers

Our vessel operations arise under time and voyage charters and in particular five main charterers: Nigeria LNG Limited; a major commodity trading company; a major Japanese trading company; a multinational oil and gas company and KNPC, as of June 30, 2015. KNPC is the national oil refining company of Kuwait.

During the six months ended June 30, 2014, our vessels operated under time charters with three main charterers: KNPC, a major Japanese trading company and a major commodity trading company.

In time charters, the charterer, not the Company, controls the choice of which routes our vessel will serve. These routes can be worldwide except for FSRUs which operate in a specific location. Accordingly, our management, including the chief operating decision maker, does not evaluate our performance either according to customer or geographical region.

For the three months ended June 30, 2015 and 2014, revenues from the following charterers accounted for over 10% of our time charter revenues:

(in thousands of $)	Three months ended June 30,		Three months ended June 30,
	2015		2014
Nigeria LNG Ltd	10,556	62%	—	—%
Major commodity trading company	3,761	22%	1,473	8%
Major Japanese trading company	—	—%	12,513	68%
EDF Trading	—	—%	2,380	13%

For the six months ended June 30, 2015 and 2014, revenues from the following charterers accounted for over 10% of our time charter revenues:

(in thousands of $)	Six months ended June 30,		Six months ended June 30,
	2015		2014
Nigeria LNG Ltd	18,444	40%	—	—%
Major commodity trading company	7,910	17%	—	—%
Major Japanese trading company	6,623	14%	24,888	67%
Multinational oil and gas company	4,388	10%	—	—%
KNPC	—	—%	4,183	11%

6.    EARNINGS PER SHARE

Basic earnings per share (“EPS”) are calculated with reference to the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. The computation of diluted EPS for the three month and six month periods ended June 30, 2015 and 2014, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net income/(loss) attributable to Golar LNG Ltd stockholders - basic and diluted	(2,563)	(24,230)	19,355	(11,239)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2015	2014	2015	2014
Weighted average number of common shares outstanding	87,013	80,572	87,013	80,572

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2015	2014	2015	2014
Diluted earnings per share:

Weighted average of number of common shares outstanding	87,013	80,572	87,013	80,572
Effects of dilutive share options	—	—	85	207
Effect of dilutive convertible bonds	—	—	—	—
Common stock and common stock equivalent	87,013	80,572	87,098	80,779

Earnings (loss) per share are as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Basic	$(0.03)	$(0.30)	$0.22	$(0.14)
Diluted	$(0.03)	$(0.30)	$0.22	$(0.14)

7.     OTHER FINANCIAL ITEMS

Other financial items comprise of the following:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2015	2014	2015	2014
Unrealized (mark-to-market) gains/ (losses) for interest rate swaps	9,152	(13,585)	(6,598)	(23,649)
Interest expense on undesignated interest rate swaps	(3,855)	(5,407)	(8,381)	(10,031)
Unrealized mark to market gains for equity derivatives	46,704	—	34,887	—
Others	(1,199)	(3,032)	(1,057)	(5,056)
	50,802	(22,024)	18,851	(38,736)

8.     VARIABLE INTEREST ENTITIES

In February 2014, through our wholly-owned subsidiaries, we entered into sale and leaseback agreements with ICBC Finance Leasing Co. Ltd ("ICBCL") entities for four of our vessels; the Golar Glacier, Golar Kelvin, Golar Ice and Golar Snow.  The ICBCL entities are wholly-owned, newly formed special purpose vehicles ("SPVs").

In October 2014, the first vessel, Golar Glacier, was sold to an ICBCL SPV, followed by the sale of Golar Kelvin and Golar Snow in January 2015 and Golar Ice in February 2015. The vessels were simultaneously chartered back over a period of 10 years. We have several options to repurchase the vessels during the charter periods with the earliest from the fifth year of the bareboat charter, and purchase options and obligations to purchase the assets at the end of the 10 years lease period.

The table below gives a summary of the sale and leaseback arrangement, as of June 30, 2015:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Last repurchase option (in $ millions)	Month of last repurchase option
Golar Glacier	October 2014	204.0	173.8	October 2019	142.7	October 2024
Golar Kelvin	January 2015	204.0	173.8	January 2020	142.7	January 2025
Golar Snow	January 2015	204.0	173.8	January 2020	142.7	January 2025
Golar Ice	February 2015	204.0	173.8	February 2020	142.7	February 2025

While we do not hold any equity investment in the above SPVs, we concluded that we have variable interest in the SPVs, and that the SPVs are variable interest entities ("VIE"). Our evaluation under the VIE model included both quantitative and qualitative considerations. These considerations included the equity structure, our rights and obligations resulting from the agreement, the existence of repurchase option, the nature of the investment, the purpose and design of the legal entities, and the organizational structure including decision-making ability and relevant financial agreements.

As a result of this evaluation, we assessed that we are the primary beneficiary of these VIEs and accordingly, these VIEs are consolidated in our results. The equity attributable to ICBCL in the VIEs is included in non-controlling interests in our consolidated results.

As at June 30, 2015, the vessels are reported under "Vessels and equipment, net" in our consolidated balance sheet.

A summary of our payment obligations under the bareboat charters are shown below.

(in $ thousands)	2015	2016	2017	2018	2019
Golar Glacier	4,263	17,147	17,100	17,100	17,100
Golar Kelvin	18,506	17,147	17,100	17,100	17,100
Golar Snow	18,363	17,147	17,100	17,100	17,100
Golar Ice	17,053	17,147	17,100	17,100	17,100

9.    NEWBUILDINGS

As of June 30, 2015, we have one FSRU, the Golar Tundra, under construction. As of June 30, 2015, the remaining installment for this vessel is $152.2 million, which is due upon delivery late in the fourth quarter of 2015.

10.     VESSELS AND EQUIPMENT

During the six months ended June 30, 2015, three newbuild LNGs, Golar Kelvin, Golar Snow and Golar Ice were delivered, at a total cost of $628.3 million. The Golar Eskimo was sold to Golar Partners in January 2015 and in February 2015, we sold the LNG carrier, Golar Viking, to Equinox at a sale price of $135.0 million resulting in a loss on disposal of $5.8 million. As at December 31, 2014, the vessel was recognised as "held-for-sale" with a net book value of $132.1 million.

Vessel held-for-sale

In April 2015, we purchased the Nigeria LNG Ltd vessel LNG Abuja for a consideration of $20.0 million. In June 2015, we agreed the sale of the vessel LNG Abuja for $19.0 million and the vessel was classified as "held for sale" in our consolidated balance sheet as at June 30, 2015 and an impairment loss of $1.0 million was recognised. The sale was completed on July 6, 2015.

11.    ASSET UNDER DEVELOPMENT

(in thousands of $)	June 30, 2015	December 31, 2014
Purchase price installments / Shipyard costs	408,965	344,386
Interest costs capitalized	1,704	443
Other costs capitalized	703	376
	411,372	345,205

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNGV. The primary contract was entered into with Keppel. Following the payment of the initial milestone installment, these agreements became fully effective on July 2, 2014. The Hilli was delivered to Keppel in Singapore to undergo her conversion in September 2014. We expect the conversion will require 31 months to complete, followed by expected mobilization to a project for full commissioning.

Accordingly, the carrying value of the Hilli of $31.0 million, has been reclassified from "Vessels and equipment, net" to "Asset under development". The total estimated conversion and vessel and site commissioning cost for the Hilli, is approximately $1.3 billion. Additional interest costs capitalized in connection with the Hilli conversion for the six months ended June 30, 2015 were $1.3 million.

As at June 30, 2015, the estimated timing of the firm outstanding payments in connection with the Hilli conversion are as follows:

(in thousands of $)
Payable within 6 months to December 31, 2015	121,678
Payable within 12 months to December 31, 2016	185,068
Payable within 12 months to December 31, 2017	198,674
505,420

12.     INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

(in thousands of $)	June 30, 2015	December 31, 2014
Golar Partners	40,485	275,307

The investment in Golar Partners represents our interest in the common units, which includes an unrealized loss of $8.6 million as of June 30, 2015 (December 31, 2014: gain of $15.7 million). On January 8, 2015, we completed a secondary offering of 7,170,000 common units held in Golar Partners, at a price of $29.90 per unit. Following completion of the secondary offering, that generated net proceeds of approximately $207.4 million, our interest in Golar Partners decreased to 30%.

13.     OTHER ASSETS: CURRENT AND NON-CURRENT

Other assets, current and non-current comprise of the following:

a) Other receivables, prepaid expenses and accrued income

(in thousands of $)	June 30, 2015	December 31, 2014
Loan receivables (a)	87,092	8,141
Corporation tax receivable	3,504	2,277
Total return equity swap asset	21,231	—
Prepaid expenses	2,555	3,119
Other receivables	13,298	3,961
	127,680	17,498

b) Other non-current assets

(in thousands of $)	June 30, 2015	December 31, 2014
Loan receivables (a)	53,000	—
Mark to market interest rate swaps valuation	6,995	12,603
Deferred tax asset	260	260
Other long term assets	57,176	55,579
	117,431	68,442

(a) As of June 30, 2015, we had loan receivables outstanding of $142.0 million which include mainly the following:

•	$12.0 million loan to Douglas Channel LNG Assets Partnership ("DCLAP")

A short-term loan of $7.0 million and $8.1 million, as of June 30, 2015 and December 31, 2014, respectively, provided to one of our former partners in the Douglas Channel project. The loan is secured, repayable on demand and earns interest at six-month LIBOR plus a margin (see note 18). This facility is included under "Other receivables, prepaid expenses and accrued income" in our condensed consolidated balance sheet

•	Bridging loan facility of $80.0 million

In March 2015, we provided a bridging loan facility of $80.0 million which is fully drawn down to Equinox to fund the purchase of the Golar Viking. This bridging loan facility matures on March 31, 2016. This facility is included under "Other receivables, prepaid expenses and accrued income" in our condensed consolidated balance sheet.

•	$39.5 million long term loan facility

In March 2015, we provided Equinox with a $39.5 million long term loan for a term of ten years. This loan is included under "Other non-current assets" in our condensed consolidated balance sheet.

•	$13.5 million long term loan facility

In March 2015, we provided PT PSU Indonesia (Equinox’s parent company) with a $13.5 million long term loan for a term of ten years. This loan is included under "Other non-current assets" in our condensed consolidated balance sheet.

All the above loan facilities are subject to fixed rate of interest of 1.15% and repayments are at the discretion of both lender and borrower, and otherwise settled on maturity.

In addition, in March 2015, we provided Equinox with the option to use a $5.0 million revolving credit facility of which $2.3 million was drawn down. This is presented under "Other receivables, prepaid expenses and accrued income" in our condensed consolidated balance sheet.

As of June 30, 2015, we have not recorded any provision against any outstanding loan receivables or other receivables, as we believe that the carrying amounts are fully recoverable.

14.    DEBT

As of June 30, 2015 and December 31, 2014, we had long-term debt and short-term debt outstanding of $1,818.0 million and $1,380.8 million, respectively of which $224.9 million and $116.4 million were classified as current.

ICBC Finance Leasing Arrangement

Golar Kelvin facility

In January 2015, the SPV, Hai Jiao 1405 Limited, which owns the Golar Kelvin, entered into a secured financing agreement for $184.2 million consisting only of a junior loan facility. The junior loan facility is provided by ICBCL Finance Co., a related party of ICBCIL.

In June 2015, $157.9 million of the junior loan facility was reclassified to a senior loan facility following the expected refinancing of the junior loan. The senior facility will be a 10 year loan, with a first priority mortgage on the Golar Kelvin. The senior loan facility is denominated in USD and bears interest at LIBOR plus margin and is repayable in quarterly installments with a balloon payment on maturity. The remaining junior loan of $26.3 million will be short term facility with a fixed interest rate, renewed annually and denominated in USD. The loan facilities are consolidated in our financial results as we consider ourselves the primary beneficiary of the VIE.

Golar Snow facility

In January 2015, the SPV, Hai Jiao 1402 Limited, which owns the Golar Snow entered into secured financing agreements for $184.2 million consisting of a senior and junior loan facilities. The senior facility of $158.6 million is a 10 years loan provided by ICBC Bank, with a first priority mortgage on the Golar Snow. The facility is denominated in USD and bears interest at LIBOR plus margin and is repayable in semi-annual installments with a balloon payment on maturity. The junior loan facility of $25.6 million is provided by ICBCIL Finance Co., a related party of ICBCL, which is a short-term facility with a fixed interest rate, renewed annually and denominated in USD. The facilities are consolidated in our financial results as we consider ourselves the primary beneficiary of the VIE.

Golar Ice facility

In February 2015, the SPV, Hai Jiao 1406 Limited, which owns the Golar Ice entered into secured financing agreements for $184.2 million consisting only of a junior loan facility.

In June 2015, $157.9 million of the junior loan facility was reclassified to a senior loan facility following the expected refinancing of the junior loan. The senior facility will be a 10 year loan, with a first priority mortgage on the Golar Ice. The senior loan facility is denominated in USD and bears interest at LIBOR plus margin and is repayable in quarterly installments with a balloon payment on maturity. The remaining junior loan of $26.3 million will be short term facility with a fixed interest rate, renewed annually and denominated in USD. The loan facilities are consolidated in our financial results as we consider ourselves the primary beneficiary of the VIE.

15.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized gain (loss) on available-for-sale securities	Pension and post-retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliates' comprehensive income	Total Accumulated comprehensive Income (loss)
Balance at December 31, 2013	7,796	(12,731)	(2,676)	854	(6,757)
Other comprehensive income before reclassification	58,333	—	1,963	(212)	60,084
Net current-period other comprehensive income	58,333	—	1,963	(212)	60,084
Balance at June 30, 2014	66,129	(12,731)	(713)	642	53,327

Balance at December 31, 2014	15,751	(15,251)	4,042	629	5,171
Other comprehensive income before reclassification	(11,477)	—	—	(419)	(11,896)
Amounts reclassified from accumulated other comprehensive (loss) income*	(12,906)	—	384	—	(12,522)
Net current-period other comprehensive (loss) income	(24,383)	—	384	(419)	(24,418)
Balance at June 30, 2015	(8,632)	(15,251)	4,426	210	(19,247)

*This relates to the recycling of unrealized gains on the part disposal of our interest in Golar Partners (See note 12). There were no amounts reclassified from accumulated other comprehensive income to our statement of operations for the six months ended June 30, 2014.

16.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at June 30, 2015 and December 31, 2014 are as follows:

		June 30, 2015		December 31, 2014
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair value	Carrying Value	Fair Value
Non-Derivatives:

Cash and cash equivalents	Level 1	374,828	374,828	191,410	191,410
Restricted cash	Level 1	35,524	35,524	74,587	74,587
Investment in available-for-sale securities	Level 1	40,485	40,485	275,307	275,307
Cost method investment (5)	Level 3	204,172	221,140	204,172	307,939
Investment in affiliates	Level 3	323,995	323,995	335,372	335,372
Short-term debt due from a related party (2)	Level 2	—	—	20,000	20,000
Long term debt due from a related party (1)	Level 2	100,000	100,000	—	—
Short term loans receivable (2)	Level 2	87,092	87,092	—	—
Long term loans receivable (1)	Level 2	53,000	53,000	—	—
Short-term debt (2)	Level 2	224,864	224,864	116,431	116,431
Long-term debt - convertible bonds (1)	Level 2	240,662	302,678	238,037	251,555
Long-term debt - floating (1)	Level 2	1,352,462	1,352,462	1,026,319	1,026,319

Derivatives:
Interest rate swaps asset (3) (4)	Level 2	6,995	6,995	12,603	12,603
Interest rate swaps liability (3) (4)	Level 2	1,639	1,639	3,038	3,038
Total return equity swap asset	Level 2	21,231	21,231	—	—
Total return equity swap liability	Level 2	—	—	13,656	13,656

1.	Our debt obligations are recorded at amortized cost in the condensed consolidated balance sheets.

2.	The carrying amounts of our short-term debts and loans receivable approximate its fair values because of the short maturity of these instruments.

3.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

4.
The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The fair value/carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges for accounting purposes as of June 30, 2015 and December 31, 2014 was $nil (with a notional amount of $nil) and $0.4 million (with a notional amount of $100.9 million), respectively.

5.
The carrying value of cost method investments refers to our holdings in Golar Partners (representing the general partner units and incentive distribution rights ("IDRs") which were measured at fair value as of the deconsolidation date December 13, 2012) and OLT Offshore LNG Toscana S.p.A ("OLT‑O"). As of June 30, 2015, we did not identify any events or changes in circumstances that would indicate the carrying values of our investments in Golar Partners and OLT-O were not recoverable. The fair value of our general partner units was based on the share price of the publicly traded common units of Golar Partners adjusted for restrictions over the transferability and reduction in voting rights.

6.	The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

7.	The fair values of the equity derivatives are classified as other current liabilities in the balance sheet.

8.	Our investment in affiliates are recorded for by the equity method of accounting.

The carrying values of accounts receivable, accounts payable and accrued liabilities, excluded from the table above, approximate fair values because of the short maturity of these instruments.

As of June 30, 2015, we had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,250,000	2018 to 2021	1.13% to 1.94%

As of June 30, 2015, the notional principal amount of the debt outstanding subject to interest rate swap agreements was $1,250.0 million (December 31, 2014: $1,475.9 million).

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of June 30, 2015 and December 31, 2014 would be adjusted as detailed in the following table:

	June 30, 2015			December 31, 2014
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	28,226	(1,073)	27,153	12,603	(292)	12,311
Total liability derivatives	1,639	(1,073)	566	16,694	(292)	16,402

17.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net (expenses) revenues:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2015	2014	2015	2014
Management and administrative services revenue (a)	592	758	1,329	1,410
Ship management fees revenue (b)	1,827	1,768	3,655	3,768
Voyage expenses (c)	(13,189)	—	(32,239)	—
Interest income on Eskimo vendor loan	1,686	—	3,038	—
	(9,084)	2,526	(24,217)	5,178

a)
Management and administrative services agreement - On March 30, 2011, the Partnership entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to the Partnership certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. The Partnership may terminate the agreement by providing 120 days written notice.

b)
Ship management fees - Golar and certain of its affiliates charged ship management fees to the Partnership for the provision of technical and commercial management of the vessels. Each of the Partnership’s vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

c)
Voyage expenses - This consist of the voyage expenses that Golar incurred for the charters of the Golar Eskimo and the Golar Grand from Golar Partners. In February 2015, Golar Partners exercised its option requiring us to charter in the Golar Grand for the period from February 16, 2015 until October 31, 2017 at approximately 75% of the hire rate paid by BG Group. We also incurred $8.8 million of incremental liability arising from the re-measurement of our guarantee obligation to Golar Partners (see note 2). For the six months ended June 30, 2015, Golar's costs in chartering the Golar Grand amounted to $19.4 million, net of the $1.5 million to the statement of income in the second quarter of 2015.

Pursuant to an agreement with Golar Partners relating to Golar Eskimo, we have paid an amount of $12.8 million for the right to use the vessel for the period from January 20, 2015 to June 30, 2015 (see note 4).

Receivables (payables): The balances with Golar Partners and its subsidiaries as of June 30, 2015 and December 31, 2014 consisted of the following:

(in thousands of $)	June 30, 2015	December 31, 2014
Trading balances due to Golar and affiliates (a)	16,936	13,337
Methane Princess security lease deposit movement (b)	(3,121)	(3,486)
$20 million revolving credit facility (c)	—	20,000
Long term loan to Golar Partners (d)	100,000	—
	113,815	29,851

a)
Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, charter hire expenses, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us.

b)
Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

c)
$20 million revolving credit facility - In April 2011, we entered into a $20 million revolving credit facility with Golar Partners. As of December 31, 2014, Golar Partners has fully drawn down the $20.0 million facility. This facility matures in April 2015 and is unsecured and interest-free. This facility was extended and repaid on June 24, 2015.

d)
Long term loan to Golar Partners - On January 20, 2015 we sold the Golar Eskimo to Golar Partners for $390.0 million of which we provided $220.0 million loan to the Partnership to part fund the purchase. The loan from us has a two year term and bears interest at LIBOR plus a blended margin of 2.84%. Of this loan, $100 million and $20 million was repaid on June 25, 2015 and June 30, 2015, respectively.

Other transactions

Disposals to Golar Partners

In January 2015, we entered into an agreement to sell our interests in the companies that own and operate the Golar Eskimo for the price of $390.0 million. The sale was completed in January 2015. We also entered into an agreement with Golar Partners pursuant to which, we are paying Golar Partners an aggregate amount of $22.0 million between January 2015 and June 2015 for the right to use the Golar Eskimo and the right to receive any fees and any hire received under the ten-year time charter with the Government of the Hashemite Kingdom of Jordan for that period. In addition, we will also receive all revenues earned from the vessel during this period including those in connection with the 20-day voyage charter entered into in early May 2015 for the collection of the vessel's commissioning cargo.

In December 2013, we entered into an agreement to sell our interest in the company that owns and operates the Golar Igloo for the price of $310.0 million. The sale was completed in March 2014 (see note 4).

Golar Grand Guarantee

In connection with the disposal of the Golar Grand to Golar Partners in November 2012, we issued an option where in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, Golar Partners had the option to require us to charter the vessel through to October 2017.  The option was exercised in February 2015. Our re-assessment consequently resulted into a liability of $15.2 million from $7.2 million in December 31, 2014. For the six months ended June 30, 2015, $1.5 million of the liability has been amortised, reducing our obligation to $13.7 million as of June 30, 2015 (see note 2).

Debt Guarantee

We have issued debt guarantees to third party banks in respect of the Golar Igloo and the Golar Eskimo debt facilities which were assumed by Golar Partners pursuant to the acquisitions of the Golar Igloo and the Golar Eskimo.

b) Net income (expenses) from (due to) other related parties (excluding Golar Partners):

	Six months ended June 30,
(in thousands of $)	2015	2014
Frontline Ltd. and subsidiaries ("Frontline")	—	(110)
Ship Finance AS ("Ship Finance")	—	41
Seatankers Management Company Limited ("Seatankers")	—	(8)
Seadrill Ltd and subsidiaries ("Seadrill")	—	103
Golar Wilhemsen	(3,123)	(7,230)
	(3,123)	(7,204)

(Payables to) receivables from related parties (excluding Golar Partners):

(in thousands of $)	June 30, 2015	December 31, 2014
Golar Wilhemsen	80	(1,394)
	80	(1,394)

We used to transact business with the following parties, being companies in which World Shipholding, a major shareholder of Golar until September 2014, and companies associated with World Shipholding had a significant interest: Frontline, Ship Finance, Seatankers and Seadrill.

Net expense/income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.   Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.

As of June 30, 2015, we held a 60% ownership interest in Golar Wilhelmsen, which we account for using the equity method.  Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services. Amounts due to Golar Wilhelmsen are included within "trade accounts payable" in our consolidated balance sheet.

18.     OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	As of June 30, 2015	As of December 31, 2014
Book value of vessels secured against long-term loans	2,184,405	1,997,657

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Douglas Channel LNG Assets Partnership claim

In May 2013, we provided a short-term loan of $12.0 million to Douglas Channel LNG Assets Partnership ("DCLAP") as part of the potential FLNG project in Douglas Channel, British Columbia. The General Partner of DCLAP is a company wholly owned by LNG Partner LLC ("LNGP"). The loan had a maturity date of September 30, 2013 and is secured by a general security agreement over the pipeline transportation capacity on the pipeline system that delivers natural gas to the area where the FLNG project is intended to operate.

In September 2013, LNGP filed for bankruptcy. We commenced legal proceedings against LNGP seeking to have a receiver appointed over the secured assets. As court proceedings progressed during 2014, the parties negotiated a reorganization plan where we were no longer a participant in the project but became a creditor. The reorganization plan, comprised of a new consortium of parties involved in the project, was finalized and approved by the Supreme Court of British Columbia in quarter ended December 31, 2014. We retain security of the assets until the project reaches final investment decision. Of the $12.0 million short-term loan, $5.0 million has been repaid to date.

We continue to believe that we have strong arguments regarding our claim and the outstanding loan is recoverable, accordingly, as of June 30, 2015, we have not recorded any provision against the outstanding loan receivable.

Golar Viking related claim
In January 2011, Qatar Gas Trading Company Limited ("Nakilat") chartered the Golar Viking from us for a period of 15 months. In April 2012, the time charter party agreement was terminated early. On February 15, 2013, Nakilat formally commenced arbitration proceedings against us claiming damages of $20.9 million for breach of contract, including that of early termination of the charter. In December 2013, we did not record any provision as we believed that we had strong arguments to defend ourselves against such claims. Proceedings commenced in 2014 with the arbitration hearing timed for December 2014 or January 2015. During the course of the arbitration proceedings, the exchange of disclosure, witness statements and expert reports were completed in December 2014.
Following this and our legal counsel’s advice, we entered into compromise settlement discussions with the other parties. The compromise settlement was agreed in January 2015 for an amount of $14.5 million. We maintain defence and indemnity insurance for these types of claims. A contribution of $0.6 million was made by our insurers in relation to the claim. Accordingly, as of December 31, 2014, we recorded a provision of $13.9 million related to the claim of which $3.5 million was recognized in prior years. The claim was settled in January 2015.
Tax Lease Benefits
In August 2015, a UK court found in favour of UK tax authorities in respect of a tax leasing structure undertaken by a UK bank and an international shipping company.  Notwithstanding previous rulings in favour of the UK bank and shipping company, after appeal this judgment found in favour of the UK tax authorities.  The fact pattern in this case and the structure in question is not exactly the same as those which Golar has previously participated in and therefore is not necessarily indicative of any outcome should the UK tax authorities challenge Golar’s tax leases.  Nevertheless,  management are in the process of reviewing the details of the case and the basis of the judgement with their legal and tax advisors to ascertain what impact, if any, the judgment might have on the Company. See also Tax Lease Benefits disclosure in note 37 of our 2014 Form 20-F.
19.    SUBSEQUENT EVENTS

In July 2015, we received an underwritten financing commitment from CSSC (Hong Kong) Shipping Co. Ltd, or CSSCL, in connection with a conversion financing and sale and leaseback transaction for conversion of the Hilli using Golar's floating liquefaction technology, or GoFLNG. The financing structure should fund up to 80% of the project cost and will be split into two phases. The first phase enables Golar to draw down up to 60% of the construction cost, however not more than $700 million from the facility to fund the ongoing conversion, once, among other things. Golar has spent $400 million of the estimated $1.2 billion conversion cost and the tolling contract with Perenco Cameroon and Societe Nationale de Hydrocarbures, or SNH, have been ratified by the Cameroon government. The second phase is triggered upon the delivery of the converted GoFLNG Hilli from Keppel and the satisfaction of certain additional performance milestones and will allow for the aggregate draw down of up to a

80% of the construction cost, however not more than an aggregate $960 million. The financing has a tenor of 10 years, a 15 year amortization profile and contemplates the eventual sale of GoFLNG Hilli to Golar LNG Partners. The expected cost of the financing during the conversion period is 6.25%, while the long term financing is projected to cost less than 6% on a fully swapped 10 year basis. As a condition precedent to the drawdown, we must secure a long term contract (more than 5 years) at a rate which produces a debt service coverage ratio minimum of 1.2. In September 9, 2015, the financing agreement was fully executed.

In July 2015, we executed agreements for conversion of the 126,000 cubic meter LNG carrier Gandria to a Golar floating liquefaction facility. The primary contract for the Gandria was entered into with Keppel. B&V will provide its licensed PRICO technology, perform detailed engineering and process design, specify and procure topside equipment, and provide commissioning support for the GoFLNG topsides and liquefaction process. To make the Gandria conversion contract effective, there are certain conditions which must be satisfied prior to September 21, 2015. Similar to the Gimi conversion contract, the Gandria conversion contract also provides beneficial cancellation provisions, which if exercised before December 2016, will allow termination of the contracts after payment for costs already incurred and a set cancellation fee. The estimated delivery for the Gandria has not yet been determined.

In July 2015, we entered into a newbuilding contract, which is yet to be fully executed, with the Korean shipyard Samsung Heavy Industries Co Ltd, or Samsung, for the construction of one FSRU with expected delivery in the last quarter of 2017. Consistent with the contracts for Golar's other Samsung vessels, the contract features a milestone payment schedule with back-ended weighting on the delivery installment. This new vessel will be a sister vessel to the Golar Tundra with LNG storage of 170,000 cubic meters and a continuous regasification capacity of 500 million standard cubic feet per day (750 mmscfd peak).

In August 2015, our Board of Directors approved a unit purchase program under which the Company may purchase up to $25 million worth of Golar Partners outstanding units over the next 12 months. As of September 22, 2015, we have purchased $5.0 million worth of Golar Partners’ units, increasing our interest in Golar Partners from 30.0% as at June 30, 2015 to 30.4%.

In August 2015, our Chairman, Sir Frank Chapman decided not to stand for re-election at the forthcoming annual general meeting, or the AGM. The Board has nominated Mr. Daniel Rabun to succeed Sir Frank Chapman as Chairman after the AGM planned September 23, 2015. Mr Rabun has a financial and legal education and was, until May 2015, Chairman of Ensco plc. He has a strong energy background from Ensco and as managing partner in Baker & McKenzie's Dallas office. He is currently a Board member of Apache Corporation. In addition, our Director and Audit Committee member Ms. Kate Blankenship decided not to stand for re-election. The Board will appoint the replacement of Ms. Kate Blankenship, as Chairman of the Audit Committee in due course. The Board has also nominated Niels Stolt-Nielsen to become a Board member. Niels Stolt-Nielsen is majority owner and Chairman of the world's leading chemical carrier company, Stolt-Nielsen Limited. He is also the Chairman and founding investor of the LPG company Avance Gas. Mr Stolt-Nielsen has extensive shipping, customer relations and logistical experience, which will benefit Golar in the years to come.

In August 2015, Dynagas Ltd., or Dynagas, GasLog Ltd. (NYSE: GLOG), or GasLog, and us completed discussions regarding a LNG carrier pooling arrangement, or the LNG Carrier Pool to market vessels that are currently operating in the LNG shipping spot market. The LNG Carrier Pool should allow the participating owners to optimise the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the LNG Carrier Pool is to serve the transportation requirements of the LNG shipping market by providing customers with reliable, more flexible, and innovative solutions to meet their increasingly complex shipping requirements. The LNG Carrier Pool - to be named the "Cool Pool" - will initially consist of of fourteen modern, high quality and essentially equivalent vessels powered by fuel efficient Tri Fuel Diesel Electric propulsion technology. The three owners' initial vessels eligible for contribution to the Cool Pool will be as follows: Dynagas: three vessels; Gaslog: three vessels; and Golar: eight vessels. Each vessel owner will continue to be fully responsible for the manning and technical management of their respective vessels.

In August 2015, we declared a dividend of $0.45 per share in respect of the quarter ended June 30, 2015 to holders of record on September 10, 2015, which is due to be paid on or about September 25, 2015. In addition, Golar Partners made a cash distribution of $0.5775 per unit in August 2015 in respect of the quarter ended June 30, 2015, of which we received $13.1 million of dividend income in relation to our ownership of Golar Partners’ common, subordinated and general partner units and incentive distribution rights, or IDRs, held at the relevant record date.